Filed by Covance Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934

Subject Company: Covance Inc.
Commission File No.:  1-12213
Form S-4 File No.:  333-200614

The following communication was made available to Covance employees:

Just One Look: Covance-LabCorp Integration

If first impressions matter, then Covance and LabCorp are off to a good start.  Since early November, Integration Team leaders Jared Freedberg, Covance Vice President, Corporate Development, and Steve Anderson, LabCorp Senior Vice President and Global Head of the Clinical Trials Division, have been building a transition team and learning more about each other’s business.

Steve had a bit of an early advantage, having engaged with Covance and some of our leaders when LabCorp purchased our Seattle-based genomics laboratory earlier this year.  “I had great interactions with some of Covance’s technical, as well as corporate staff,” he said, pointing out that the transaction moved along smoothly.  He has been most impressed with the people he has met at Covance and their passion for what they do.  Recently, he has visited Princeton, Madison and Indianapolis and will continue his Covance tour in Europe and Asia early next year.  “There’s never enough time during these visits,” he said.  “I always walk away with the feeling that there’s so much more we have to learn from and about each other.  We have tremendous complementary subject matter expertise in both organizations. I look forward to seeing the results we can achieve by bringing it all together.”

A LabCorp employee for 25 years, Steve has been involved in many of the company’s lab-based mergers and acquisitions, including the integration of Genzyme’s genetics pathology and oncology laboratory testing business in 2010. He commended Covance for being “forward-thinking” with our innovative strategic partnerships, an area he is learning more about.  “Covance is managing an otherwise transactional business in some non-traditional and innovative ways,” he observed.  “It’s clear that these strategic solutions not only benefit Covance, but also help pharma companies advance their drugs more efficiently.”

Jared, who recently joined Corporate Development from the Legal department, was part of the core team that developed and negotiated Covance’s innovative strategic partnerships and asset transfers with Merck, Lilly and Sanofi.  In his 13-year Covance career, he has won multiple leadership awards, recognizing his commitment to both Covance people and our clients.  He is learning more about LabCorp – its deep knowledge and rich history of merger and acquisition activity and its multi-dimensional business – and wants Covance employees to know that LabCorp is more than just its healthcare clinical testing clinic; it’s a multi-dimensional business. “The quality and reputation of our Central Lab Services and our clinical business were a big attraction to LabCorp,” said Jared, “but this transaction also fits Covance’s broader array of drug development services.”  Covance already outsources some of its specialty (esoteric) testing (e.g., anatomic pathology, reproductive, genetic, oncology) to LabCorp’s testing companies, which now includes LipoScience.

Framework for the Future

Now that the acquisition journey has passed its first hurdle – achieving anti-trust clearance from the Federal Trade Commission – Covance shareholders must vote on the transaction. Meanwhile, the two companies continue to go through an in-depth discovery process that opens up channels of communication between transition team business and functional leaders.  The joint integration team (link to letter/chart), announced earlier this month, will have its first group face-to-face meetings on December 17 and 18 in North Carolina.  They will be working together to identify synergies, cost-saving opportunities, and strategic growth opportunities.

One of our guiding principles is to “protect the base business,” said Jared. “We still have to meet our targets, honor our commitments to clients and grow our core businesses until the transaction is complete and as we move forward post-closing. We need employees of both companies to understand that the integration will only be considered a success if we continue to grow and nurture our base businesses along the way.”  He pointed out that the integration team leaders are taking on transition work in addition to their day job and that the best way for all employees to help the effort is to support their business and functional leaders, making it easier for them to balance the added responsibilities.  “Both Steve and I appreciate that everyone is enthusiastic about participating in acquisition-related activity, but it’s just as important to keep focused on day-to-day operations,” said Jared.  Both Jared and Steve are committed to embed communication into all of the work streams so that employees at both companies feel connected to the future of the business.

“During due diligence, we learned a lot of interesting and important things about each company -- capabilities, financial strengths and operations,” Jared said.  “But what is harder to figure out early on is even more important, and that is the amount of incredibly skilled and capable people who work for both organizations.  I truly believe that talent– the amazing combination of people working for LabCorp and Covance -- could be the greatest value of all in this deal. According to Steve, both companies share a strong culture of service to clients, commitment to quality and passion for advancing science for the benefit of patients.  “Ultimately, that is the glue that will bind the two companies together,” he said.

Cautionary Statement Regarding Forward Looking Statements
This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to Laboratory Corporation of America Holdings (“LabCorp”) or Covance Inc. (“Covance”), the management of either such company or the proposed transaction between LabCorp and Covance, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. LabCorp and Covance undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the pharmaceutical industry, and other legal, regulatory and economic developments.  We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents LabCorp and Covance have filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as the possibility that (1) LabCorp and Covance may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of LabCorp and Covance or such integration may be more difficult, time-consuming or costly than expected; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with customers or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by LabCorp and Covance.  Neither LabCorp nor Covance gives any assurance that either LabCorp or Covance will achieve its expectations.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of LabCorp and Covance described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC.  All forward-looking statements included in this document are based upon information available to LabCorp and Covance on the date hereof, and neither LabCorp nor Covance assumes any obligation to update or revise any such forward-looking statements.

Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This document relates to a proposed transaction between Covance and LabCorp, which will become the subject of a registration statement and proxy statement/prospectus forming a part thereof to be filed with the SEC by LabCorp, and may be deemed to be solicitation material in respect of the proposed transaction.  This document is not a substitute for the registration statement and proxy statement/prospectus that LabCorp has filed with the SEC, or any other documents that Covance or LabCorp may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders are urged to read the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Covance or LabCorp through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus, once it is filed, from Covance by accessing Covance’s website at www.covance.com or upon written request to Covance Inc., Office of the Secretary, 210 Carnegie Center, Princeton, New Jersey 08540, or from LabCorp by accessing LabCorp’s website at www.labcorp.com or upon written request to Laboratory Corporation of America Holdings, Office of the Secretary, 531 South Spring Street, Burlington, North Carolina 27215.

Participants in Solicitation
LabCorp, Covance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Covance’s stockholders in connection with the proposed transaction. Information regarding Covance’s directors and executive officers is contained in the proxy statement for Covance’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Covance’s website at www.covance.com. Information regarding LabCorp’s executive officers and directors is contained in the proxy statement for LabCorp’s 2014 Annual Meeting of Shareholders filed with the SEC on April 4, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing LabCorp’s website at www.labcorp.com.  Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.